SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                      ----------------------------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 1998.


                                      OR


[  ]  TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
      ACT OF 1934.

      For the transition period from ________________ to________________


                          Commission file number 1-8002

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Thermo Electron Corporation MoneyMatch Plus Plan.
      B.  Name of issuer of the  securities  held pursuant to the plan and the
          address  of  its  principal   executive   office:   Thermo  Electron
          Corporation, 81 Wyman Street, Waltham, Massachusetts 02454-9046.

                           THERMO ELECTRON CORPORATION
                              MONEY MATCH PLUS PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997
                         TOGETHER WITH AUDITORS' REPORT

                THERMO ELECTRON CORPORATION MONEY MATCH PLUS PLAN

                                      INDEX



                                                                           PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                    1

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1998 AND 1997                                            2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998                                        3

NOTES TO FINANCIAL STATEMENTS                                               4-13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Pension Committee of
Thermo Electron Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Thermo Electron Corporation Money Match Plus Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for 0the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information included in Note 7 is presented for the purpose of additional analysis only. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.







Boston, Massachusetts
May 10, 1999

                THERMO ELECTRON CORPORATION MONEY MATCH PLUS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1998 AND 1997



                                                        1998            1997
ASSETS:
  Investments, at quoted market value-
   Thermo Electron Corporation Master Trust         $331,861,803    $319,382,417
                                                    ------------    ------------

      Total investments                              331,861,803     319,382,417
                                                    ------------    ------------

  Receivables-
   Employer contributions                              1,013,457         726,766
   Employee contributions                              2,337,725       1,785,400
                                                    ------------    ------------

      Total receivables                                3,351,182       2,512,166
                                                    ------------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS              $335,212,985    $321,894,583
                                                    ============    ============


   The accompanying notes are an integral part of these financial statements.

                THERMO ELECTRON CORPORATION MONEY MATCH PLUS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



NET ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR           $321,894,583

ADDITIONS:
  Interest and dividend income                                         6,964,513
  Realized and unrealized depreciation, net                          (11,762,451)
  Employer contributions                                              12,790,580
  Employee contributions                                              22,738,509
  Participant roll-over transfers, net                                18,756,561
                                                                    ------------

      Total additions                                                 49,487,712
                                                                    ------------
DEDUCTIONS:
  Distributions to participants                                       34,561,402
  Administrative expenses                                              1,607,908
                                                                    ------------
      Total deductions                                                36,169,310
                                                                    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR                 $335,212,985
                                                                    ============


   The accompanying notes are an integral part of these financial statements.

                THERMO ELECTRON CORPORATION MONEY MATCH PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998




(1)  PLAN DESCRIPTION

     General

     The Thermo Electron Corporation Money Match Plus Plan (the Plan) is a defined contribution plan and is an amendment and restatement of the variable retirement benefit portion of the Thermo Electron Corporation Retirement Plan, effective January 1, 1986. The Plan covers eligible full-time and part-time employees of Thermo Electron Corporation and subsidiaries (the Company) who have completed two months of service.

     The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (IRC) and complies with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

     Benefits

     The Plan provides for the payment of an individual's vested account upon termination of employment, retirement, permanent disability or death. The normal retirement benefits consist of a monthly annuity or lump-sum payment based on the individual's vested account.

     Contributions

     Participants may contribute, at their option, 1% to 15% (in increments of 1%) of their compensation to the Plan. Participants are eligible to receive a matching contribution from the Company upon completion of one year of service. The Company makes a matching contribution for each participant equal to 200% of the first 2% of compensation plus 25% of the second 2% of compensation, as contributed by the participant (the maximum company matching contribution is 4.5% of compensation). Contributions to the Plan are made monthly.

     Vesting

     All participant contributions vest immediately. Employer contributions vest according to the following schedule:

           Years of Service    Vested
                               Percentage

           Less than 3              0%
           3                       20
           4                       40
           5                       60
           6                       80
           7 years or more        100

                 THERMO ELECTRON CORPORATION MONEY MATCH PLUS PLAN

                           NOTES TO FINANCIAL STATEMENTS
                                 DECEMBER 31, 1998

                                    (Continued)


     Active participation in the Plan may be terminated by a participant at any time.

     A participant is automatically 100% vested upon the attainment of age 65, upon becoming permanently disabled or upon death while still an active participant.

     Administrative Expenses

     All administrative expenses are paid by the Plan.

     Participant Accounts

     The  Company's  Pension  Committee  maintains  separate  accounts  for each
     participant    representing   the   participant   and   matching   employer
     contributions made and the net earnings allocated thereon. The plan administrator and Mellon Trust (the Trustee) are responsible for determining that all allocations are made in accordance with the provisions of the Plan. Income earned on assets of the Plan, as well as unrealized appreciation or depreciation of investments, is allocated based on the ratio that a participant's interest in the fund bears to the total fund balance as of the valuation date.

     Withdrawals and Loans

     Participants may withdraw their employee contributions under certain conditions with prior written notice and approval of the plan administrator. Participants may also borrow up to 50% of their vested accounts, not to exceed $50,000 (loans may be taken against participant contributions only). The term of the loan is generally five years except when the use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. Interest is determined based on the market rate of interest charged for similar loans in the surrounding community.

     Plan Termination

     The Company expects to maintain the Plan indefinitely but reserves the right to amend or terminate the Plan at any time. In the event of termination, the right of all participants to benefits will become nonforfeitable to the extent funded. The priorities for determining the allocation of plan assets, as defined by the Plan, will be governed by ERISA.

     Forfeitures

     Upon a participant's break in service, as defined, the nonvested portion of the participant's account is forfeited and is used to reduce the Company's future funding requirements. If a participant who has terminated employment is rehired by the Company before the greater of a five-year break in service or the number of the participant's years of service prior to the participant's break in service, the participant shall be reinstated in such forfeited amount.

               THERMO ELECTRON CORPORATION MONEY MATCH PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                                   (Continued)


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The Plan's financial statements are maintained on the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Investments

     Contributions to the Plan are held under provisions of the Thermo Electron Corporation Master Trust (the Master Trust) with the Trustee. The Master Trust pools the Plan's assets with those of other Company benefit plans and makes investments in various types of equity funds and fixed-income securities, as well as in Company common stock funds. The Plan is issued units representing its share in each Master Trust fund in which it invests. The plan administrator has received a copy of the most recent annual financial statements of the Master Trust and has submitted such financial statements directly to the Department of Labor. Accordingly, the financial statements of the Master Trust are not included herein.

     Participants may direct their participant and employer contributions among the following investment options, which are provided under the Master
     Trust:

      General Stock Fund

      The fund objective is to obtain long-term capital appreciation, primarily by investing in a diversified portfolio of equity securities of public companies. Up to 10% of fund assets may be invested in the stock of the Company's public subsidiaries. None of the General Stock Fund assets may be invested in the Company's stock, since the Thermo Electron Stock Fund invests exclusively in the shares of the Company. Fund performance is subject to market fluctuations, and the investment is not protected against loss. The fund is currently managed by seven independent professional fund managers, whose performance is regularly reviewed by the Company's Pension Committee.

               THERMO ELECTRON CORPORATION MONEY MATCH PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                                   (Continued)

      Fixed Income Fund

      The fund invests primarily in fixed-income securities and fixed rate of return contracts. Fund assets are invested in several fixed rate of return contracts issued by insurance companies, with the repayment of the principal and interest guaranteed by the financial strength and condition of the insurance company. The fund assets are managed by Bankers Trust Company.

      Thermo Electron Stock Fund

      The fund objective is to obtain long-term capital appreciation by investing solely in the common stock of the Company. Fund performance is subject to market fluctuations and the performance of the Company's stock, and the investment is not protected against loss. The fund is managed by H.G. Wellington, whose performance is regularly reviewed by the Company's Pension Committee.

      Balanced Investment Fund

      The fund's objective is to seek income and capital appreciation by investing principally in bonds and preferred stock that are convertible into common stock. The fund is managed by Pecks Management Partners, Ltd. and Invesco Capital Management, whose performance is regularly reviewed by the Company's Pension Committee. Fund performance is subject to market fluctuations, and the investment is not protected against loss.

      Thermo Subsidiary Stock Fund

      The fund objective is to obtain long-term capital appreciation by investing solely in a combination of the common stock of the Company's subsidiaries. Fund performance is subject to market fluctuations and the performance of the Company's subsidiaries' stocks, and the investment is not protected against loss. The fund is managed by H.G. Wellington, whose performance is regularly reviewed by the Company's Pension Committee.

     Investments in each of the above funds are valued at market value in the accompanying financial statements.

     Presentation

     Certain amounts in 1997 have been reclassified to conform to the 1998 financial statement presentation.

               THERMO ELECTRON CORPORATION MONEY MATCH PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                                   (Continued)


(3)  FEDERAL INCOME TAXES

     The Plan has received a favorable determination letter from the Internal Revenue Service dated May 15, 1995. The plan administrator believes that the Plan is designed and operated in accordance with the IRC and is exempt from federal income taxes, and that the participants in the Plan are not subject to taxes on either the income or the Company's contributions until such time as a distribution is made. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

(4)  YEAR 2000

     Plan management is currently in the process of evaluating the Plan's information technology infrastructure for Year 2000 compliance. Substantial doubt exists as to whether the Plan's recordkeeping system will be Year 2000 compliant. Plan management is currently preparing a plan to remedy this issue by outsourcing the Plan's recordkeeping function before December 31, 1999. Plan management does not anticipate that the Year 2000 issue will cause any material disruptions in the administration of the Plan.

(5)  RECONCILIATION TO FORM 5500

     Payments due to participants who have requested to withdraw their funds prior to December 31, 1998 and 1997 amounted to $8,400,084 and $8,986,846, respectively. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

     The following table reconciles amounts per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1998 and 1997:


                                 Benefits                Net Assets Available
                                Payable to   Benefits      for Plan Benefits
                                Participants   Paid        1998        1997

Per financial statements      $        -  $34,561,402 $335,212,985  $321,894,583
1998 pending benefit payments  8,400,084    8,400,084  (8,400,084)             -
1997 pending benefit payments          -   (8,986,846)          -    (8,986,846)
                               ----------  ----------  ----------    ----------


             Per Form 5500    $8,400,084  $33,974,640 $326,812,901  $312,907,737
                              ==========  =========== ============  ============

               THERMO ELECTRON CORPORATION MONEY MATCH PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                                   (Continued)

(6)  MASTER TRUST ALLOCATION

     The Plan's interest in the assets of Thermo Electron Corporation Master Trust (Master Trust) is included in the accompanying statements of net assets available for benefits. A summary of the assets of the Master Trust as of December 31, 1998 and 1997 is as follows:

                                                 1998          1997
     Investments, at market-
       Interest-bearing cash                 $         -   $    29,934
       U.S. government securities                485,520             -
       Corporate debt instruments             27,437,113    40,127,935
       Corporate stock-
         Preferred                             8,448,012     6,063,267
         Common                              198,809,033   191,496,243
       Unallocated insurance contracts         3,606,990     9,834,340
       Common/collective short-term trust     43,193,245    40,440,840
       Registered investment companies        71,609,238    50,269,708
       Real estate and other                       3,250         3,250
     Loans to participants                     6,361,496     5,592,273
                                             -----------   -----------

           Total investments                 359,953,897   343,857,790

     Securities sold                           1,775,792     1,518,127
     Receivables                                 910,314       958,000
     Securities purchased                     (1,437,438)     (362,932)
     Payables                                   (479,398)            -
                                             -----------   -----------

           Total assets                      $360,723,167  $345,970,985
                                             ============  ============

               THERMO ELECTRON CORPORATION MONEY MATCH PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                                   (Continued)


     Plan assets are invested in Master Trust funds in an allocation determined by the plan administrator. Allocations of assets of the Master Trust to participating plans as of December 31, 1998 and 1997 are as follows:

                                                       1998                    1997

                                                    Amount  Percentage     Amount    Percentage

     Eberline Instrument Corporation Pension     $        -      0.00%   $1,414,317       0.41%
          Plan for Bargaining Unit Employees

     Thermo Web Systems, Inc. Profit Sharing      6,325,815      1.75     5,447,536       1.57
          Plan

     Thermo Web Systems, Inc. Retirement         19,485,284      5.40    16,880,454       4.88
          Plan

     Metallurgical Inc. Pension Plan                936,402      0.26       916,158       0.27

     Thermo Electron Corporation Fixed            2,113,863      0.59     1,930,103       0.56
          Retirement Benefit Plan

     Thermo Electron Corporation Money          331,861,803     92.00   319,382,417      92.31
          Match Plus Plan                       ----------- ---------   -----------  ---------


               Total                           $360,723,167   100.00%  $345,970,985    100.00%
                                               ============ =========  ============  =========

     Master Trust income allocated to the participating plans for the years ended December 31, 1998 and 1997 is as follows:

                                              1998               1997

          Interest income                 $ 7,654,362       $ 6,783,271
          Dividends                         2,282,642         1,746,952
          Realized gains                   16,257,418        20,722,920
          Unrealized (depreciation)       (26,906,557)       23,795,251
            appreciation
          Other                               453,622                -
          Administrative expenses          (2,686,313)      (1,551,756)
                                           ----------       ----------

                Net investment (loss)     $(2,944,826)      $51,496,638
                income


               THERMO ELECTRON CORPORATION MONEY MATCH PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                                   (Continued)


     Unrealized appreciation (depreciation) by investment classification for the Master Trust for the year ended December 31, 1998 is as follows:

     Corporate debt instruments           $(2,947,612)
     Corporate stock-
       Preferred                           (2,833,946)
       Common                             (23,099,517)
     Registered investment companies        1,966,236
     Other                                      8,282
                                          ------------
           Unrealized depreciation       $(26,906,557)
                                         =============

                THERMO ELECTRON CORPORATION MONEY MATCH PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                                   (Continued)


(7)  FUND INFORMATION

                                        ____________________________________________ Participant Directed___________________________
                                            General Stock Fund                  Fixed Income Fund         Thermo Electron Stock Fund

                                          Employer      Employee            Employer        Employee       Employer        Employee

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
BEGINNING OF YEAR                       $60,241,815    $94,110,992        $6,725,583      $42,333,872   $29,391,370      $24,333,823

ADDITIONS:

  Interest and dividend income               23,793         41,389           501,133        2,750,849        33,387           28,971
  Realized and unrealized appreciation
    (depreciation), net                  10,549,874     18,355,066                 -                -  (17,381,273)     (15,082,496)
  Employer contributions                  6,053,917              -           244,743                -     3,021,937                -
  Employee contributions                          -     11,105,230                -         2,669,299             -        2,632,068
  Participant roll-over transfers, net    1,217,730      6,488,825         1,560,816        3,360,793       228,760        1,138,130
                                        -----------    -----------       -----------      -----------   -----------     ------------
          Total additions                17,845,314     35,990,510         2,306,692        8,780,941  (14,097,189)     (11,283,327)
                                        -----------    -----------       -----------      -----------   -----------     ------------
DEDUCTIONS:
  Distributions to participants           4,506,191      9,880,260         1,130,755        8,608,900     1,706,140        2,182,743
  Administrative expenses                   381,885        635,362             8,520           86,583        21,414           16,922
                                        -----------    -----------       -----------      -----------   ------------    ------------

          Total deductions                4,888,076     10,515,622         1,139,275        8,695,483     1,727,554        2,199,665
                                        -----------    -----------       -----------      -----------   -----------     ------------
LOANS ISSUED TO PARTICIPANTS                      -    (1,482,379)                 -        (596,063)             -        (285,276)

LOAN PRINCIPAL REPAYMENTS                     4,154      1,084,603               532          368,666         1,705          287,465

NET FUND TRANSFERS                       (6,815,538)     1,499,153         1,341,047        9,076,865   (2,246,165)        (945,325)
                                        -----------    -----------       -----------      -----------   -----------     ------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS,
END OF YEAR                             $66,387,669   $120,687,257        $9,234,579      $51,268,798   $11,322,167       $9,907,695
                                        ===========   ============        ==========  =============== =============     ============





                                     ____________________ Participant Directed__________________________

                                         Balance Investment Fund       Thermo Subsidiary
                                                                         Stock Fund

                                          Employer    Employee      Employer     Employee     Loan Fund     Receivables        Total

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
BEGINNING OF YEAR                       $12,127,964  $37,078,573   $ 313,057    $7,133,095    $5,592,273     $2,512,166 $321,894,583

ADDITIONS:

  Interest and dividend income              661,523    2,364,978       1,097        20,195       537,198              -    6,964,513
  Realized and unrealized appreciation
    (depreciation), net                 (1,276,044)  (4,568,218)   (121,598)   (2,237,762)             -              - (11,762,451)
  Employer contributions                  3,141,489            -      41,803             -             -        286,691   12,790,580
  Employee contributions                          -    4,571,942           -     1,207,645             -        552,325   22,738,509
  Participant roll-over transfers, net      543,022    3,046,380     104,793       593,366       473,946              -   18,756,561
                                         ----------  -----------   ---------   -----------      --------      ---------  -----------
          Total additions                 3,069,990    5,415,082      26,095     (416,556)     1,011,144        839,016   49,487,712
                                         ----------  -----------   ---------   -----------      --------      ---------  -----------
DEDUCTIONS:
  Distributions to participants             801,821    4,346,841      13,314       900,382       484,055              -   34,561,402
  Administrative expenses                   192,183      254,782           -        10,257             -              -    1,607,908
                                         ----------  -----------   ---------   -----------      --------      ---------  -----------
          Total deductions                  994,004    4,601,623      13,314       910,639       484,055              -   36,169,310
                                         ----------  -----------   ---------   -----------      --------      ---------  -----------
LOANS ISSUED TO PARTICIPANTS                      -    (567,001)           -     (104,181)     3,034,900              -            -

LOAN PRINCIPAL REPAYMENTS                     3,341      409,380         555        95,169   (2,255,570)              -            -

NET FUND TRANSFERS                        (707,186)     (20,406)    (70,260)     (574,989)     (537,196)              -            -
                                         ----------    ---------   ---------   -----------     ---------       --------  -----------


NET ASSETS AVAILABLE FOR PLAN BENEFITS,
END OF YEAR                             $13,500,105  $37,714,005    $256,133    $5,221,899   $6,361,496      $3,351,182 $335,212,985
                                        =========== ============  ==========  ============  ============   ============ ============


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              THERMO ELECTRON CORPORATION
                              MONEYMATCH PLUS PLAN

                              By:  Thermo Electron Corporation, Plan
                                   Administrator


                              By:  /s/ Kenneth J. Apicerno
                                   ---------------------------------
                                   Kenneth J. Apicerno
                                   Treasurer

Date: June 30, 1999

                                                                      Exhibit 23


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into Thermo Electron Corporation's previously filed Registration Statement File No. 33-54347, Metrika Systems Corporation's previously filed Registration Statement File No. 333-58255, Thermedics Detection Inc.'s previously filed Registration Statement File No. 333-80463, Thermo BioAnalysis Corporation's previously filed Registration Statement File No. 333-61949, Thermo Optek Corporation's previously filed Registration Statement File No. 333-67869, ThermoRetec Corporation's previously filed Registration Statement File No. 33-80747, Thermo Sentron Inc.'s previously filed Registration Statement File No. 333-66909, Thermo Vision Corporation's previously filed Registration Statement File No. 333-67853, ONIX Systems Inc.'s previously filed Registration Statement File No. 333-79977 and Thermo Fibertek Inc.'s previously filed Registration Statement File No. 33-80751.


                                          ARTHUR ANDERSEN LLP




Boston, Massachusetts
June 30, 1999